Exhibit 99.1

LightInTheBox Reports First Quarter 2026 Financial Results

Revenues Return to Double-Digit Growth

Record First-Quarter Profit of $1.2 Million

Eighth Consecutive Profitable Quarter

SINGAPORE, May 12, 2026 /PRNewswire/ -- LightInTheBox Holding Co., Ltd. (NYSE: LITB) ("LightInTheBox" or the "Company"), a global consumer lifestyle company, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial Highlights

•	Total Revenues were $52.0 million, an 11% increase year over year, making a clear turnaround and sustained recovery from the consecutive declines throughout the first three quarters of 2025.

•	Gross Profit was $33.8 million, compared with $30.6 million in the same quarter last year.

•	Gross Margin was 65.0%, compared with 65.2% in the same quarter last year, which remained stable.

•	Operating Expenses were $32.7 million, compared with $30.5 million in the same quarter last year.

o	Fulfillment Expenses increased by 5% year over year to $4.1 million.

o	Selling and Marketing Expenses increased by 12% year over year to $24.6 million.

o	General and Administrative Expenses decreased by 15% year over year to $4.2 million, of which Research and Development expenses were $2.3 million.

•	Net Income reached $1.2 million, compared with $0.1 million in the same quarter last year, marking sustained profitability amidst industry challenges.

•	Adjusted EBITDA was $1.5 million, compared with $0.6 million in the same quarter last year.

“We are very pleased to report our eighth consecutive profitable quarter and a record first-quarter profit of $1.2 million since 2022, despite Q1 typically being our seasonally weakest period,” commented Jian He, CEO of LightInTheBox. “This marks our second consecutive quarter of year-over-year revenue growth, with revenues increased by 11% to $52 million. Our branded apparel business continued to gain momentum, growing over 81% year over year and accounting for 24% of total revenue, up from 15% in the first quarter of 2025.”

“These results reflect the continued progress of our transformation into a global consumer lifestyle company. By offering highly customized products that create deep emotional resonance for festivals, holidays, and special occasions, combined with our brand matrix strategy across women’s fashion, golf apparel, and light party dresses, we are driving stronger engagement and customer loyalty. With sustained profitability, disciplined cost control, and an ongoing share repurchase program, we believe we are well positioned to pursue continued revenue and profit growth, as well as greater shareholder value throughout 2026.” Mr. He concluded.

Share Repurchase Program

On March 31, 2025, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to $0.7 million of its ordinary shares in the form of ADSs no later than June 30, 2025. The Company has since extended the share repurchase program through December 31, 2025, then further to June 30, 2026, with total repurchase amount up to $3.0 million. As of May 8, 2026, the Company has repurchased 565,217 ADSs with a total aggregate value of approximately $1.3 million.

Conference Call

The Company will hold an earnings conference call to discuss the results at 8:00 a.m. Eastern Time May 12, 2026 (8:00 p.m. Hong Kong/Singapore Time on the same day).

Preregistration Information

Participants can register for the conference call by going to https://s1.c-conf.com/diamondpass/10054770-hu76t5.html. Upon registration, participants will receive dial-in numbers, an event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique access PIN, and you will be connected to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through May 16, 2026. The dial-in details are:

US/Canada:	+1-855-883-1031
Singapore:	800-101-3223
Hong Kong, China:	800-930-639
Replay PIN:	10053714

Additionally, a live and archived webcast of the conference call will be available on the Company's Investor Relations website at https://ir.ador.com.

About LightInTheBox Holding Co., Ltd.

Founded in 2007, LightInTheBox is a global direct-to-consumer (DTC) e-commerce company dedicated to delivering a joyful lifestyle to consumers worldwide. Leveraging AI-driven market insights and agile supply chain systems, it aims to capture consumer preferences and sentiment to offer differentiated products, driving consumer engagement through deep emotional resonance. LightInTheBox also adopts a brand matrix strategy by launching its own apparel brands such as Ador to further strengthen its position as a consumer lifestyle company. Additionally, LightInTheBox offers a comprehensive suite of services to e-commerce companies, including advertising, supply chain management, payment processing, order fulfillment, and shipping and delivery solutions.

For more information, please visit https://ir.ador.com.

Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses a non-GAAP measure, Adjusted EBITDA, as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's non-GAAP financial measure excludes share-based compensation expenses, depreciation and amortization expenses, interest income, interest expenses and income tax benefit / (expense).

The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measure helps identify underlying trends in its business. The Company also believes that the non-GAAP financial measure could provide further information about the Company's results of operations and enhance the overall understanding of the Company's past performance and future prospects.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. The Company's non-GAAP financial measure does not reflect all items of income and expenses that affect the Company's operations and does not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for the limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company's financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets" and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox's beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox's strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox's goals and strategies; LightInTheBox's future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox's ability to attract customers and further enhance customer experience and product offerings; LightInTheBox's ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox's expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions; changes in tariffs and trade policies; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Investor Relations
LightInTheBox Holding Co., Ltd.
Email: ir@ador.com

Serena Huang
Octans Capital Group
Email: litb@octanscap.com

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of March 31,
	2025	2026
ASSETS
Current Assets
Cash and cash equivalents	23,629	15,237
Restricted cash	2,319	1,872
Accounts receivable, net	1,355	1,855
Inventories	4,943	4,780
Prepayments and other current assets, net	1,884	2,204
Total current assets	34,130	25,948

Property and equipment, net	1,313	1,169
Intangible assets, net	2,180	2,036
Goodwill	27,800	28,175
Operating lease right-of-use assets	6,068	5,100
Long-term rental deposits	434	437
Long-term investments	77	77
TOTAL ASSETS	72,002	62,942

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Short-term borrowings	715	725
Accounts payable	12,309	8,386
Advance from customers	9,194	9,897
Operating lease liabilities	2,818	2,207
Accrued expenses and other current liabilities	48,956	43,031
Total current liabilities	73,992	64,246

Operating lease liabilities	1,886	1,405
Deferred tax liabilities	107	84
TOTAL LIABILITIES	75,985	65,735

SHAREHOLDERS’ DEFICIT
Ordinary shares	17	17
Additional paid-in capital	280,646	280,650
Treasury shares	(29,392)	(29,799)
Statutory reserves	396	396
Accumulated other comprehensive loss	(1,723)	(1,289)
Accumulated deficit	(253,927)	(252,768)
TOTAL SHAREHOLDERS’ DEFICIT	(3,983)	(2,793)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	72,002	62,942

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended March 31,
	2025	2026
Revenues
Product sales	44,800	50,058
Services and others	2,218	1,918
Total revenues	47,018	51,976
Cost of revenues
Product sales	(15,849)	(17,798)
Services and others	(522)	(375)
Total Cost of revenues	(16,371)	(18,173)
Gross profit	30,647	33,803
Operating expenses
Fulfillment	(3,870)	(4,081)
Selling and marketing	(21,896)	(24,589)
General and administrative	(4,962)	(4,209)
Other operating income, net	204	210
Total operating expenses	(30,524)	(32,669)
Income from operations	123	1,134
Interest income	2	-
Interest expense	(4)	(4)
Other (expense) / income, net	(7)	9
Total other (expense) / income	(9)	5
Income before income taxes	114	1,139
Income tax benefit	-	20
Net income	114	1,159
Net income attributable to LightInTheBox Holding Co., Ltd.	114	1,159

Weighted average numbers of shares used in calculating net income per ordinary share
-Basic	220,681,179	215,924,273
-Diluted	220,831,517	216,080,101

Net income per ordinary share
-Basic	0.00	0.01
-Diluted	0.00	0.01

Net income per ADS (12 ordinary shares equal to 1 ADS)
-Basic	0.01	0.06
-Diluted	0.01	0.06

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended March 31,
	2025	2026
Net income	114	1,159
Interest income	(2)	-
Interest expense	4	4
Income tax benefit	-	(20)
Depreciation and amortization	440	318
EBITDA	556	1,461
Share-based compensation	86	4
Adjusted EBITDA*	642	1,465

* Adjusted EBITDA represents net income before share-based compensation expense, interest income, interest expense, income tax benefit and depreciation and amortization expenses.